Exhibit 99.1

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS SECOND QUARTER 2025 RESULTS

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2Q25 Revenue Grew 3.7% Compared to 1Q25
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6.6% 2Q25 Gross Margin Compared to 9.4% in 1Q25
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Overall Utilization Rate Increased to 65% from 62% in 1Q25
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NT$1,667.2 Million or US$57.1 Million Net Free Cash Flow for the First Half of 2025
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Revenue Growth and Prudent CapEx Further Strengthen Financial Position with Cash and Cash Equivalents Balance of NT$13,661.8 Million or US$468.2 Million
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Distributed Cash Dividend of Approximately NT$1.23 per Common Share on July 18, 2025 and US$0.836 per ADS on July 25, 2025

Hsinchu, Taiwan – August 12, 2025 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported consolidated financial results for the second quarter ended June 30, 2025. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$29.18 against US$1.00 as of June 30, 2025.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the second quarter of 2025 was NT$5,735.8 million or US$196.6 million, an increase of 3.7% from NT$5,532.3 million or US$189.6 million in the first quarter of 2025 and a decrease of 1.3% from NT$5,809.6 million or US$199.1 million for the same period in 2024. Growth was led by a further recovery in the Company’s memory business.

Net non-operating expenses in the second quarter of 2025 was NT$682.2 million or US$23.4 million, compared to net non-operating income of NT$82.1 million or US$2.8 million in the first quarter of 2025, and net non-operating income of NT$127.6 million or US$4.4 million in the second quarter of 2024. The difference between the second quarter and first quarter of 2025 primarily reflects a negative foreign exchange impact, with a foreign exchange loss of NT$690 million or US$23.6 million in the second quarter of 2025, a foreign exchange gain of NT$62 million or US$2.1 million in the first quarter of 2025, and a foreign exchange gain of NT$25 million or US$0.9 million in the second quarter of 2024. The year ago period also included a gain on disposal of non-current assets held for sale of NT$72 million or US$2.5 million.

Net loss attributable to equity holders of the Company for the second quarter of 2025 was NT$533.1 million or US$18.3 million, and NT$0.75 or US$0.03 per basic common share, as compared to net profit attributable to equity holders of the Company of NT$176.3 million or US$6.0 million, and NT$0.24 or US$0.01 per basic common share in the first quarter of 2025. This compares to net profit attributable to equity holders of the Company of NT$450.6 million or US$15.4 million, and NT$0.62 or US$0.02 per basic common share in the second quarter of 2024. Net losses for the second quarter of 2025 were US$0.51 per basic ADS, compared to net earnings of US$0.17 per basic ADS for the first quarter of 2025 and net earnings of US$0.42 per basic ADS in the second quarter of 2024.

Net free cash inflow for the first half of 2025 was NT$1,667.2 million or US$57.1 million with a strong balance of cash and cash equivalents was NT$13,661.8 million or US$468.2 million.

Second Quarter 2025 Investor Conference Call / Webcast Details

Date: Tuesday, August 12, 2025

Time: 3:00PM Taiwan (3:00AM New York)

Dial-In: +886-2-33961191

Password: 3300012 #

Webcast and Replay: https://www.chipmos.com/chinese/ir/info2.aspx

Replay: Starts approximately 2 hours after the live call ends

Language: Mandarin

Note: A transcript will be provided on the Company’s website in English following the conference call to help ensure transparency, and to facilitate a better understanding of the Company’s financial results and operating environment.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding current macroeconomic conditions, including the impacts of high inflation, foreign exchange rates and risk of recession, on demand for our products, consumer confidence and financial markets generally; changes in trade regulations, policies, and agreements and the imposition of tariffs that affect our products or operations, including potential new tariffs that may be imposed and our ability to mitigate with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.